SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K
ANNUAL REPORT
PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934
(Mark One):

ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED, EFFECTIVE OCTOBER 7, 1996]
For the fiscal year ended December 31, 2005

TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]
For the transition period from                                          to
Commission file number 1-15295
     A. Full title of the plan and the address of the plan, if different from that of the issuer named below:
TELEDYNE TECHNOLOGIES INCORPORATED 401(K) PLAN
     B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
TELEDYNE TECHNOLOGIES INCORPORATED
12333 West Olympic Boulevard
Los Angeles, California 90064-1021

1

Report of Independent Registered Public Accounting Firm
Teledyne Technologies Incorporated
As Plan Administrator of the Teledyne Technologies Incorporated 401(k) Plan
We have audited the accompanying statements of net assets available for benefits of Teledyne Technologies Incorporated 401(k) Plan as of December 31, 2005 and 2004, and the related statement of changes in net assets available for benefits for the year ended December 31, 2005. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2005 and 2004, and the changes in its net assets available for benefits for the year ended December 31, 2005, in conformity with U.S. generally accepted accounting principles.
Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2005 and schedule of delinquent participant contributions for the year ended December 31, 2005, are presented for purposes of additional analysis and are not a required part of the financial statements but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan’s management. The supplemental schedules have been subjected to audit procedures applied in our audits of the financial statements and, in our opinion, are fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ Ernst & Young LLP

Los Angeles, California June 16, 2006

Teledyne Technologies Incorporated 401(k) Plan
Statements of Net Assets Available for Benefits

	December 31
	2005	2004
	(In Thousands)
Assets
Investments, at fair value	264,742	225,394
Contributions receivable:
Participants	480	77
Company	84	8

Total assets	265,306	225,479

Liabilities
Due to broker for investments purchased	—	44

Total liabilities	—	44

Net assets available for benefits	$265,306	$225,435

See accompanying notes.

Teledyne Technologies Incorporated 401(k) Plan
Statement of Changes in Net Assets Available for Benefits
Year ended December 31, 2005
(In Thousands)

Additions:
Contributions:
Participants	$21,805
Company	4,305
Rollover	8,906

Total contributions	35,016

Transfers from other plans	607
Interest and dividend income	7,680
Net appreciation in fair value of investments	11,525

Total additions	54,828

Deductions:
Distributions to participants	14,935
Transfers to another plan	1
Administrative and other expenses	21

Total deductions	14,957

Net increase	39,871
Net assets available for benefits:
Beginning of year	225,435

End of year	$265,306

See accompanying notes.

Teledyne Technologies Incorporated 401(k) Plan
Notes to Financial Statements
December 31, 2005
1. Description of the Plan
General
The Teledyne Technologies Incorporated 401(k) Plan (the Plan) is a defined contribution plan available to eligible U.S. domestic employees of Teledyne Technologies Incorporated (Plan Sponsor) and certain subsidiaries (Teledyne or the Company). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA). The Plan was adopted and effective on April 1, 2000. In January 2004, the Plan was amended to remove the $1,000 maximum matching contribution cap under the Plan for all employees of the Company eligible to participate in the Plan and who are not eligible to accrue a benefit under the Teledyne Technologies Incorporated Pension Plan. In June 2004, the Plan was amended to permit direct rollovers of eligible after-tax contributions by Company employees who have become participants in the Plan as a result of acquisitions by the Company, provide special in-service withdrawal rights for certain rollover contributions, exclude any employee of Teledyne Isco, Inc. from eligibility to participate in the Plan until January 1, 2005, and change from use of the prior year testing method to the current year testing method for non-discrimination testing purposes, for Plan years after December 31, 2002. In October 2004, the Plan was amended to provide a definition of the term “spouse” for purposes of administering the Plan. In March 2005, the Plan was amended to provide for a mandatory cashout of terminated participant accounts under the Plan if the value of the participant accounts is $1,000 or less. In April 2005, the Plan was amended to memorialize the vesting provisions of the Plan. For a more complete description of the Plan’s provisions please refer to the Plan document.
Contributions
Participants can defer between 1% and 50% (highly compensated employees between 1% and 15%), subject to Internal Revenue Code limitations, of their eligible wages and contribute them to the Plan. Employees become eligible for Company matching contributions following 90 days of service or unless expressly provided by the terms of an acquisition/sales agreement. The Company will match 50% of qualifying employee contributions up to a maximum of $1,000 annually for each participant. Employees who are not eligible to accrue a benefit under the Teledyne Technologies Incorporated Pension Plan, are not subject to the $1,000 maximum matching contribution cap, and instead will have maximum matching contributions of 50% of the first 6% of qualifying employee contributions, provided that total matching contributions do not exceed 3% of the compensation for any plan year.

5

Teledyne Technologies Incorporated 401(k) Plan
Notes to Financial Statements (continued)
1. Description of the Plan (continued)
Participant Accounts
Separate accounts are maintained by the recordkeeper for each participating employee. Asset management fees charged for the administration of all funds are charged against net assets available for benefits of the respective fund.
Vesting
Participants who are eligible to accrue a benefit under the Teledyne Technologies Incorporated Pension Plan are 100% vested in their 401(k) Plan contributions, Company matching contributions and all earnings thereon. Participants who are not eligible to accrue a benefit under the Teledyne Technologies Incorporated Pension Plan will at all times have 100% vested interest in his or her accounts, except for the Company Match Account and all earnings thereon which follows a five-year vesting schedule.
Participant Loans
Active employees can borrow up to 50% of their vested account balances. The loan amounts are further limited to a minimum of $500 and a maximum of $50,000, and an employee can have no more than one loan outstanding at any given time. Interest rates are determined based on commercially accepted criteria, and payment schedules vary based on the type of loan. Loans may be paid in full or in part at any time. Loans are repayable over periods of up to five years (15 years for loans to purchase the participant’s primary residence). Payments are generally made through payroll deductions.
Plan Termination
In the event that the Plan is terminated, or the Plan Sponsor permanently discontinues making contributions, all amounts credited to the accounts of affected participants will be distributed to participants as defined in the Plan document under the provisions of ERISA.

Teledyne Technologies Incorporated 401(k) Plan
Notes to Financial Statements (continued)
1. Description of the Plan (continued)
Withdrawals and Distributions
The Plan allows for participants to make withdrawals from the Plan upon reaching age 59 1/2. Additionally, the value of participant’s contributions and the value of all Company matching contributions are payable to participants upon death, disability, retirement or upon termination of employment with the Company. At the participant’s election, payment may be made in cash, as a single lump sum, or in installments. In addition, employees who rolled their funds over as a result of the Reynolds Industries, Incorporated acquisition and have at least 20 years of service may make a withdrawal of their pre-tax Company matching contributions and all earnings thereon.
Administrative Expenses
The Company pays administrative expenses, which include recordkeeping and trustee fees as well as expenses incurred in administering the Plan. Participants pay loan origination and servicing fees.
2. Significant Accounting Policies
Basis of Accounting
The accompanying financial statements of the Plan have been prepared on an accrual basis.
Valuation of Investments
Mutual funds and common collective trust funds are stated at their unit values established for each fund by the fund manager, at each valuation date, which fluctuate with the value of the assets in each fund. Units of the Teledyne Technologies Incorporated Stock Fund and assets of the Fidelity Brokerage Link Account are valued principally on the basis of the quoted market value. Participant loans are stated at their outstanding balance which approximates fair value
Estimates
The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Teledyne Technologies Incorporated 401(k) Plan
Notes to Financial Statements (continued)
3. Investments
Plan participants can invest their contributions and any Company matching contributions in any or all of the investment programs managed by the Plan’s trustee. The Plan’s investments are held by Fidelity Management Trust Company (Fidelity), the trustee. One of the investment options offered through Fidelity is the Fidelity Brokerage Link Account, which enables a participant to invest in individual common stocks, preferred stocks, mutual funds, corporate bonds, Fidelity funds, and short-term investments as stipulated in the Plan document. The Company does not guarantee any rates of return or investment results.
The following presents investments that represent 5% or more of the Plan’s net assets at December 31, 2005 and 2004 (in thousands):

	2005	2004
Fidelity Fund	$50,526	$48,881
Fidelity Growth Company Fund	23,575	20,061
Fidelity Value Fund	16,131	*
Fidelity Diversified International Fund	14,529	*
Fidelity Freedom Fund 2020	24,214	20,843
Fidelity Retirement Money Market Portfolio	25,452	23,435
Fidelity U.S. Bond Index Fund	18,238	16,302

* Investment balance represents less than 5% of the Plan’s net assets.
During 2005, the Plan’s investments (including investments purchased, sold, and held during the period) appreciated/(depreciated) in fair value as follows (in thousands):

Mutual funds	$11,693
Common stock	(168)

$11,525

4. Income Tax Status
The Plan has received a determination letter from the Internal Revenue Service (IRS) dated December 23, 2002, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the Code) and, therefore, the related trust is exempt from taxation. Subsequent to this determination by the IRS, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code, and therefore, believes that the Plan is qualified and the related trust is tax exempt. The plan administrator will take all steps necessary, if any, to maintain the qualified status of the Plan.

Teledyne Technologies Incorporated 401(k) Plan
Notes to Financial Statements (continued)
5. Parties-in-Interest
During 2005 and 2004, the Plan invested in mutual funds managed by Fidelity. Trustee and investment fees paid during 2005 and 2004 were $10,171 and $10,000, respectively.
One of the investment options available to participants is the Teledyne Technologies Incorporated Stock Fund that included 377,183 and 265,807 shares of Teledyne Technologies Incorporated common stock at December 31, 2005 and 2004, respectively.

Supplemental Schedule

Teledyne Technologies Incorporated 401(k) Plan
EIN: 25-1843385 Plan: 002
Schedule H, Line 4(i) – Schedule of Assets (Held at End of Year)
December 31, 2005
(Dollars in thousands)

	Description of Investment Including
	Maturity Date, Rate
Identity of Issue, Borrower,	of Interest, Collateral, Par, or	Current
Lessor, or Similar Party	Maturity Value	Value

Fidelity*	Fidelity Fund	$50,526
Fidelity*	Growth Company Fund	23,575
Fidelity*	Value Fund	16,131
Fidelity*	Capital Appreciation Fund	9,720
Fidelity*	Diversified International Fund	14,529
Fidelity*	Mid-Cap Stock Fund	10,591
Fidelity*	Large Cap Stock Fund	7,225
Fidelity*	Freedom Income Fund	1,758
Fidelity*	Freedom 2000 Fund	906
Fidelity*	Freedom 2010 Fund	9,489
Fidelity*	Freedom 2020 Fund	24,214
Fidelity*	Freedom 2030 Fund	12,143
Fidelity*	Freedom 2040 Fund	1,323
Fidelity*	Freedom 2015 Fund	7
Fidelity*	Freedom 2025 Fund	2
Fidelity*	Freedom 2035 Fund	1
Fidelity*	Retirement Money Market Portfolio	25,452
Fidelity*	U.S. Bond Index Fund	18,238
Fidelity*	Brokerage Link	4,218
Stanley Institutional Fund Inc.	Small Company Growth Fund	2,255
Strong Advisors	Small Cap Growth Fund	10,167
Van Kampen	Growth & Income A Fund	4,368
Spartan	U.S. Equity Index	2,401
Teledyne Technologies Incorporated*	Common stock, 377,183 shares	9,815
Participant Loans*	With interest rates ranging from 4.0% to 10.5% and maturity dates through 2019	5,688

		$264,742

* Party-in-interest as defined by ERISA

Teledyne Technologies Incorporated 401(k) Plan
EIN: 25-1843385 Plan Number: 002
Schedule H, Line 4(a) – Schedule of Delinquent Participant Contributions
Year ended December 31, 2005

Participant Contributions Transferred Late to the Plan
Transactions	Total that Constitute Nonexempt Prohibited
$9,288.03	$9,288.03

REQUIRED INFORMATION
ITEM 1 Not Applicable.
ITEM 2 Not Applicable.
ITEM 3 Not Applicable.
ITEM 4 Financial Statements and Exhibits
(a)	Financial Statements

Financial statements and supplemental schedule prepared in accordance with the financial reporting requirements of ERISA filed hereunder are listed on page 3 hereof in the Contents, in lieu of the requirements of Items 1 to 3 above.

(b)	Exhibits:
23	Consent of Independent Registered Public Accounting Firm

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrative Committee that administers the Plan has duly caused this Annual Report to be signed on its behalf by the undersigned hereunto duly authorized.
Date: June 28, 2006

TELEDYNE TECHNOLOGIES INCORPORATED 401(K) PLAN Plan Administrative Committee
By:	/s/Robyn E. McGowan
Member